[GRAHAM-FIELD LETTERHEAD]


October 7, 1997


Mr. Tom Fitzgerald, President
Van G. Miller & Associates, Inc.
1111 W. Marnan Drive
Waterloo, IA 50701


Re: Purchasing Agreement

Dear Tom:

This letter hereby sets forth the terms and provisions of the purchasing agreement, by and among Graham-Field Health Products, Inc. ("Graham-Field"), VGM & Associates, Inc. ("VGM") and U.S. Rehab, Inc.(SM) ("U.S. Rehab").

1) Three year agreement starting November 1, 1997.

2) Agreement covers all Graham-Field and related company products either distributed or manufactured.

3) Total indicated purchased volume by VGM and U.S. Rehab members over three years will equal or exceed $52,000,000 or a 15% compounded sales increase (whichever is higher).

4) VGM and U.S. Rehab will receive from Graham-Field a 2% marketing and administrative fee (paid monthly) on all products sold to members by Graham-Field and Graham-Field related companies subject only to the limitations of paragraph 5 and 6 below. Graham-Field will supply complete sales reports by dealer on all products purchased on a timely basis.

5) VGM agrees to cooperate with and assist Graham-Field in negotiations with manufacturers to obtain additional discounts based upon this agreement (above Graham-Field's current pricing). VGM may elect to opt out of any such discussions with manufacturers it has direct relationships with.

6) Graham-Field may elect not to pay the marketing/administrative fee (2%) to VGM on any items not manufactured by Graham-Field unless and until negotiations (as referred to in paragraph 5) succeed in obtaining at least an additional 2% of gross margin (i.e.: 2% lower cost to Graham-Field) on the products in question. If said negotiations succeed the fee will commence within

Mr. Tom Fitzgerald, President
Van G. Miller & Associates, Inc.
October 7, 1997
Page 2


     30 days of any new pricing contract. Graham-Field may seek additional discounts which will inure only to its benefit.

7) Pricing will be determined by Graham-Field but will generally be based on group volume and prices are expected to be the lowest available for similar volumes. Pricing may be tiered.

8) A public announcement that we have entered into an "Agreement" may be made by Graham-Field upon acceptance by VGM.

9) VGM may designate certain product lines as either "VGM only", "U.S. Rehab only" or both. Stated discounts shall only be allowed to members of the applicable group.

Assuming you agree with the terms set-out herein, please sign a copy of this agreement and return it to us as soon as possible.

Very truly yours,

Graham-Field Health Products, Inc.

By:/s/
   ______________________________________________________


Its                                       10/7/97
   ______________________________________________________


    /s/   THOMAS G. FITZGERALD
_________________________________________________________
Agreed and accepted by Van G. Miller and Associates, Inc.


                10-7-97
_________________________________________________________
Date